SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 15, 2007

Commission File Number 1-14642

ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): _____

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): _____

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-130040) OF ING GROEP N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report contains a copy of the following:

(1)     The Press Release issued on February 15, 2007.

Amsterdam • 15 February 2007

Changes Executive Board ING Group

•	Cees Maas, Vice-Chairman and Chief Financial Officer will retire from the ING Group Executive Board as of the Annual General Meeting of Shareholders on 24 April 2007

•	The Supervisory Board of ING Group intends to propose to the Annual General Meeting of Shareholders to appoint John Hele and Koos Timmermans as members of the Executive Board of ING Group.

Cees Maas (1947, Dutch), Vice-Chairman and Chief Financial Officer of ING Group, will retire as of 24 April 2007 (AGM) having reached the age of 60. Cees Maas joined ING Group as a member of the Executive Board in 1992. He was appointed Chief Financial Officer in July 1996 and in April 2004 he became vice-chairman of the Executive Board. The Supervisory Board of ING Group is honoured to announce that Cees Maas will continue to serve ING as an advisor to the Executive Board and awarded him with the title of honourary Vice-Chairman of ING Group.

Given the increasing complexity and importance of both the finance and risk roles within ING, the Supervisory Board has decided to split the roles of Chief Financial Officer and Chief Risk Officer into two positions on the Executive Board.

The Supervisory Board intends to propose the Annual Shareholders’ Meeting of 24 April 2007 to appoint John Hele (1958, Canadian) as Chief Financial Officer and member of the ING Group Executive Board. John Hele is currently deputy Chief Financial Officer reporting to Cees Maas. Prior to assuming this role in 2006, he was General Manager and Chief Insurance Risk Officer as well as the Group Actuary. He spent most of his career at Merrill Lynch in New York, taking up positions as an investment banker in the Financial Institutions Group and as a marketing executive in the retail division.

The Supervisory Board intends to propose the Annual Shareholders’ Meeting of 24 April 2007 to appoint Koos Timmermans (1960, Dutch) as Chief Risk Officer and member of the ING Group Executive Board. Koos Timmermans is currently deputy Chief Risk Officer reporting to Cees Maas. Before this appointment he was General Manager Corporate Market Risk Management, where he was responsible for trading risk, asset & liability management and market risk in retail portfolios. He was also responsible for Operational Risk Management. Koos Timmermans has worked at ING since 1996. Before joining ING he held positions at IBM’s European treasury in Ireland and at ABN Amro.

Cor Herkströter, Chairman of the Supervisory Board of ING Group, said: “On behalf of the Supervisory Board I would like to express my sincere gratitude and appreciation for the dedicated and outstanding contribution Cees Maas made to ING Group. With his deep understanding of the financial industry Cees Maas has been an inspiring leader and a driving force behind the strong performance of ING over the last fifteen years”.

Michel Tilmant, Chairman of the Executive Board of ING Group, said: “It was an honour for me to work in the Executive Board with such a highly professional colleague like Cees Maas. His broad experience in the world of business and finance helped steer ING through many challenges in the past decade. I would like to thank Cees for using his expertise to strengthen ING’s position as a world-class financial institution. I am pleased to announce that the new Executive Board members, John Hele and Koos Timmermans, both come with strong experience and proven track records within ING. I am confident that they will successfully maintain the high standards that Cees established during his tenure.”

Press enquiries: ING Group Peter Jong, +31 20 541 5457, peter.jong@ing.com

ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 60 million private, corporate and institutional clients in over 50 countries. With a diverse workforce of about 120,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

Certain of the statements contained in this press release are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates, (viii) general competitive factors, (ix) changes in laws and regulations, and (x) changes in the policies of governments and/or regulatory authorities. ING assumes no obligation to update any forward-looking information contained in this document.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)

By:/s/H. van Barneveld

H. van Barneveld General Manager Corporate Control & Finance

By:/s/C. Blokbergen

C. Blokbergen Corporate Legal Department Head Legal Department

Dated: February 15, 2007